June 22, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.:	Ms. Patsy Mengiste Document Control — EDGAR

RE:	RiverSource International Series, Inc. Threadneedle Asia Pacific Fund

Post-Effective Amendment No. 50 File No. 2-92309/811-4075
Dear Ms. Mengiste:
This letter responds to comments received by telephone on June 10, 2009. Comments and responses are outlined below:
PROSPECTUS

Comment 1:	Please explain the need to accelerate the effective date for Threadneedle Asia Pacific Fund to July 1, 2009.

Response:	The above-referenced Registrant respectively requests to accelerate the effective date for Threadneedle Asia Pacific Fund to July 1, 2009 to accommodate a specific business request to have the Fund available for sale on or about July 1, 2009.

Comment 2:	Please revise the “Principal Investment Strategies” section of the prospectus to:

(a) Clarify what countries constitute the Asian-Pacific Region and what test is used to determine companies with “significant Asian-Pacific operations” (e.g., revenue test and/or asset-based test);

(b) Clarify the investment process used by Threadneedle to buy and to sell securities;

(c) Explain who constructs the “Core List”;

(d) Explain how opportunities are evaluated to construct the “Core List” and how the management team selects stocks for the Core List;

(e) Clarify the criteria used for selecting “other discretionary holdings”; and

(f) Explain what “changes in the composition of the Fund’s benchmark or changes in sector strategy” will prompt the management team to sell securities.

Response:	The “Principal Investment Strategies” section has been revised. See Attachment A.

Comment 3:	Please clarify whether the portfolio managers intend to use “forward foreign currency contracts” to a significant extent.

Response:	Portfolio managers have no intent to invest significantly in forward foreign currency contracts.

Comment 4:	In the last paragraph of the “Principal Investment Strategies” section there is a reference to derivative instruments, including participatory notes, which can be used in an effort to produce incremental earnings, to hedge existing positions, to increase market exposure and investment flexibility, or to obtain or reduce credit exposure. If these instruments are intended to be used for speculative purposes, state so.

Response:	The last paragraph of the “Principal Investment Strategies” section has been revised. See Attachment A.

Comment 5:	Please revise the “Derivatives Risk” disclosure to:

(a) Clearly identify what risks investors are exposed to if the Fund invests in derivatives, not the risk/reward (i.e., gain/loss) that may result from such investments;

(b) Highlight the types of derivatives that may expose the Fund to Liquidity Risk; and

(c) Make Hedging Risk a more clearly stated risk.

Response:	(a) The introductory paragraph to the Derivatives Risk section has been revised as follows:

       Derivatives Risk. Derivatives are financial instruments that have a value which depends upon, or is derived from, the value of something else, such as one or more underlying securities, pools of securities, options, futures, indexes or currencies. Gains or losses involving derivative instruments may be substantial, because a relatively small price movement in the underlying security(ies), instrument, currency or index may result in a substantial gain or loss for the Fund. In addition to the potential for increased losses, the use of derivative instruments may lead to increased volatility within the Fund. Derivative instruments in which the Fund invests will typically increase the Fund’s exposure to Principal Risks to which it is otherwise exposed, and may expose the Fund to additional risks, including counterparty credit risk, leverage risk, hedging risk, correlation risk, and liquidity risk. (emphasis added)

(b) The Liquidity Risk section has been revised as follows:

       Liquidity risk is the risk that the derivative instrument may be difficult or impossible to sell or terminate, which may cause the Fund to be in a position to do something the investment manager would not otherwise choose, including accepting a lower price for the derivative instrument, selling other investments or foregoing another, more appealing investment opportunity. Derivative instruments which are not traded on an exchange, including, but not limited to, forward contacts, swaps, and over-the-counter options, may have increased liquidity risk. (emphasis added)

(c) The Hedging Risk section has been revised as follows:

     Hedging risk is the risk that derivative instruments used to hedge against an opposite position may offset losses, but they may also offset gains. There is no guarantee that a hedging strategy will eliminate the risk which the hedging strategy is intended to offset, which may lead to losses in the Fund. (emphasis added)

Comment 6:	Please revise “Foreign Risk” and “Geographic Concentration Risk” to make them more Fund specific (i.e., Country Risk should highlight particular risk of the region).

Response:	Geographic Concentration Risk has been revised to read as follows:

       Geographic Concentration Risk. Because the Fund concentrates its investments in the Asian Pacific Region, the Fund may be particularly susceptible to economic, political or regulatory events affecting companies and countries within the ~~specific geographic region in which the Fund focuses its investments.~~ Asian Pacific Region. Currency devaluations could occur in countries that have not yet experienced currency devaluation to date, or could continue to occur in countries that have already experienced such devaluations. As a result, the Fund may be more volatile than a more geographically diversified fund. If securities of companies in the Asian Pacific Region fall out of favor, it may cause the Fund to underperform funds that do not concentrate in a single region of the world. (emphasis added)

The following Asian Pacific Region Risk section has been added:

       Asian Pacific Region Risk. Many of the countries in the Asian Pacific Region are developing both politically and economically, and may have relatively unstable governments and economies based on a limited number of commodities or industries. Securities markets in the Asian Pacific Region are smaller and have a lower trading volume than those in the United States, which may result in the securities of some companies in the Asian Pacific Region being less liquid than similar U.S. or other foreign securities. Some currencies in the Asian

       Pacific Region are more volatile than the U.S. dollar, and some countries in the Asian Pacific Region have restricted the flow of money in and out of the country. As a result, many of the risks detailed above under “Risks of Foreign Investing” may be increased due to concentration of the Fund’s investments in the Asian Pacific Region.

Comment 7:	If Emerging Markets Risk is applicable to this Fund, in the “Principal Investment Strategies” section state that the Fund may invest in equity securities of emerging market countries.

Response:	The following sentence has been added to clarify that some of the countries in the Asian Pacific Region may represent developing or emerging markets.

       Countries in the Asian Pacific Region include but are not limited to Australia, China, Hong Kong, India Indonesia, Malaysia, New Zealand, Pakistan, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam. Some of these countries may represent developing or emerging markets. (emphasis added)

Comment 8:	If Sector Risk is applicable to this Fund, in the “Principal Investment Strategies” section state how this risk is relevant to the Fund.

Response:	To clarify that Sector Risk is applicable to this Fund, the following sentence has been added at the end of the first paragraph in the “Principal Investment Strategies” section of the prospectus:

The Fund can invest in any economic sector and, at times, it may emphasize one or more particular sectors.

Comment 9:	If Small and Mid-Sized Company Risk is applicable to this Fund, in the “Principal Investment Strategies” section state how this risk is relevant to the Fund.

Response:	To clarify that Small and Mid-Sized Company Risk is applicable to this Fund, we have added the following sentence in the first paragraph of the “Principal Investment Strategies”:

The Fund will invest in companies of any market capitalization.

Comment 10:	In the “Investment Manager” section under “Threadneedle”, please state in what capacity Mr. Polatinsky began his investment career in 2004.

Response:	In 2004, Mr. Polatinsky began his investment career as Investment Adviser (Trainee) with WestLB.

Comment 11:	Please provide the fees and expenses for the Fund.

Response:	Fees and expenses for the Fund are provided in Attachment B.

STATEMENT OF ADDITIONAL INFORMATION

Comment 1:	State the Fund’s current intention to borrow or lend.

Response:	The Fund has no current intention to borrow. The Fund will lend portfolio securities as described in the section of the SAI titled “Lending of Portfolio Securities.”

Comment 2:	With respect to securities on loan, state the Fund’s policies with regard to proceeds received and voting proxies for securities on loan.

Response:	In the Proxy Voting section of the SAI there is a discussion regarding securities on loan and how the Board assesses the impact of voting proxies for loaned securities. In the Investment Strategies section of the SAI there is a discussion regarding the lending of portfolio securities where it states that the cash collateral received from borrowers is invested in accordance with investment guidelines contained in the Securities Lending Agreement and approved by the Fund’s Board of Directors.
The Staff had no additional comments except the requirement to make the following representation on behalf of each Registrant:
In connection with the filings listed above, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either Tara Tilbury at 612-671-7981 or Anna Butskaya at 612-671-4993.
Sincerely,
/s/ Tara W. Tilbury
Tara W. Tilbury
Counsel
Ameriprise Financial, Inc.

Attachment A

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, at least 80% of the Fund’s net assets will be invested in securities of companies ▲located in the Asian▲ Pacific Region▲. The Fund will provide shareholders with at least 60 days’ notice of any change in the 80% policy. The Fund will invest in companies of any market capitalization. A company is considered to be “located” in the Asian Pacific Region if (i) it is organized under the laws of a country in the Asian Pacific Region; (ii) its principal place of business or principal office is in the Asian Pacific Region; or (iii) it derives at least 50% of its revenues or profits from goods produced or sold, investments made, services performed, or has at least 50% of its assets located in the Asian Pacific Region. Countries in the Asian Pacific Region include but are not limited to Australia, China, Hong Kong, India, Indonesia, Malaysia, New Zealand, Pakistan, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam. Some of these countries may represent developing or emerging markets. The Fund can invest in any economic sector and, at times, it may emphasize one or more particular sectors.

RiverSource Investments, LLC (RiverSource Investments) serves as the investment manager to the Fund and is responsible for oversight of the subadviser, Threadneedle International Limited (Threadneedle), an indirect wholly-owned subsidiary of Ameriprise Financial, Inc.

▲In pursuit of the Fund’s objective, the portfolio management team constructs the portfolio by investing primarily in the stocks on the Core List, which includes companies drawn from the MSCI All Country Asia Pacific Ex-Japan Index (Index) plus off-benchmark stocks. The portfolio management team assigns weighting to stocks from the Index and selects off-benchmark stocks using an integrated research process which combines bottom-up approach (analysis of individual companies) to stock selection with macroenomic considerations (broad economic forecast).

In its bottom-up stock selection process, the Fund’s portfolio management team looks for companies that have one or more of the following features:

•	there has been a material corporate event;

•	it is under-researched;

•	consensus forecasts appear inaccurate;

•	it fits portfolio management team’s current economic or credit view;

•	it has competitive position;

•	there is a demand for company’s products or services;

•	it has strong management that is expected to deliver significant growth;

•	it has robust business model for generating profit and substantial franchises; or

•	it has a sound financial model, with visible growth and returns, a strong balance sheet and cash flow, and management’s interests are aligned with shareholders.

▲In addition to the Core List stocks, the Fund’s portfolio managers may ▲separately select other holdings based on the same criteria used to generate the Core List.

A number of factors may prompt the portfolio management team to sell securities, including but not limited to:

•	the composition of the Index has changed;

•	▲the stock reaches or approaches the portfolio management team’s price objective;

•	the stock becomes overvalued; or

•	there is an unwelcome change in company’s strategy or management.

The Fund will normally have exposure to foreign currencies. Threadneedle closely monitors the Fund’s exposure to foreign currency. From time to time, the portfolio management team may use forward currency transactions or other derivative instruments to hedge against currency fluctuations. The ▲portfolio management team may use derivatives such as futures, options, forward contracts and swaps, including participatory notes, in an effort to produce incremental earnings, to hedge existing positions, to increase market exposure and investment flexibility, to speculate, or to obtain or reduce credit exposure.▲

Attachment B

FEES AND EXPENSES

Fund investors pay various expenses. The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

 Shareholder Fees (fees paid directly from your investment)

Class R5
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Maximum deferred sales charge (load) imposed on sales (as a percentage of offering price at time of purchase)	None

 Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

As a percentage of average daily net assets:
Class R5
Management fees(a)	0.80%
Distribution and/or service (12b-1) fees	0.00%
Other expenses(b)	0.47%
Total annual fund operating expenses	1.27%
Fee waiver/expense reimbursement	0.12%
Total annual (net) fund operating expenses(c)	1.15%

(a)	The Fund’s management fee may be increased or decreased due to the effect of a performance incentive adjustment. The index against which the Fund’s performance will be measured for purposes of determining the performance incentive adjustment is the ▲MSCI All Country Asia Pacific Ex-Japan Index. See “Fund Management and Compensation” for more information.

(b)	Other expenses are based on estimated amounts for the current fiscal year. Other expenses include an administrative services fee, a transfer agency fee, a custody fee and other nonadvisory expenses. Other expenses may also include fees and expenses of affiliated and unaffiliated funds (acquired funds) which the Fund indirectly bears when it invests in the acquired funds. The impact of these acquired funds fees and expenses for the current fiscal year is expected to be less than 0.01%. Because acquired funds will have varied expense and fee levels and the Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred by the Fund with respect to such investments will vary.

(c)	The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until July 1, 2010, unless sooner terminated at the discretion of the Fund’s Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding fees and expenses of acquired funds), before giving effect to any performance incentive adjustment, will not exceed 1.15% for Class R5.

Examples

These examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

These examples assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. These examples also assume that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs (based on estimated Fund expenses) would be:

	1 year	3 years
Class R5	$117	$391

FUND MANAGEMENT AND COMPENSATION

Investment Manager

RiverSource Investments, LLC (the investment manager or RiverSource Investments), 200 Ameriprise Financial Center, Minneapolis, Minnesota 55474, is the investment manager to the RiverSource Family of Funds (including the RiverSource funds, Threadneedle funds and Seligman funds), and is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). Ameriprise Financial is a financial planning and financial services company that has been offering solutions for clients’ asset accumulation, income management and protection needs for more than 110 years. In addition to managing investments for the RiverSource Family of Funds, RiverSource Investments manages investments for itself and its affiliates. For institutional clients, RiverSource Investments and its affiliates provide investment management and related services, such as separate account asset management, and institutional trust and custody, as well as other investment products. For all of its clients, RiverSource Investments seeks to allocate investment opportunities in an equitable manner over time. See the SAI for more information.

The RiverSource funds have received an order from the Securities and Exchange Commission that permits RiverSource Investments, subject to the approval of the Board, to appoint a subadviser or change the terms of a subadvisory agreement for a fund without first obtaining shareholder approval. The order permits the fund to add or change unaffiliated subadvisers or change the fees paid to subadvisers from time to time without the expense and delays associated with obtaining shareholder approval of the change. RiverSource Investments or its affiliates may have other relationships, including significant financial relationships, with current or potential subadvisers or their affiliates, which may create a conflict of interest. In making recommendations to the Board to appoint or to change a subadviser, or to change the terms of a subadvisory agreement, RiverSource Investments does not consider any other relationship it or its affiliates may have with a subadviser, and RiverSource Investments discloses the nature of any material relationships it has with a subadviser to the Board.

The Fund pays RiverSource Investments a fee for managing its assets. Under the Investment Management Services Agreement (Agreement), the fee is 0.80% of the Fund’s average daily net assets on the first $▲0.25 billion, gradually reducing to 0.57% as assets increase, subject to a possible adjustment under the terms of a performance incentive arrangement. The adjustment is computed by comparing the Fund’s performance to the performance of the ▲MSCI All Country Asia Pacific Ex-Japan Index. In certain circumstances, the Fund’s Board may approve a change in the index without shareholder approval. The maximum adjustment (increase or decrease) is 0.12% of the Fund’s average net assets on an annual basis. Under the Agreement, the Fund also pays taxes, brokerage commissions, and nonadvisory expenses. A discussion regarding the basis for the Board